Filed Pursuant to Rule 424(b)(3)
Registration Number 333-146797

PROSPECTUS
O2Diesel Corporation

18,984,888 Shares of Common Stock

The 18,984,888 shares of our common stock offered by this prospectus include (i) 6,419,840 shares of common stock issued to investors in a private placement completed on December 16, 2005; (ii) 2,853,262 shares of common stock issuable upon exercise of warrants granted to investors in connection with the private placement completed on December 16, 2005 (the “Abengoa Warrants”); (iii) 1,371,742 shares of common stock issued to investors in a private placement completed on November 22, 2006; (iv) 685,871 shares of common stock issuable upon exercise of warrants granted to the selling stockholders in connection with the private placement completed on November 22, 2006 ( the “Energenics Warrants”); (v) 6,123,346 shares of common stock issued to investors in a private placement completed on July 20, 2007 and August 20, 2007; and (vi) 1,530,827 shares of common stock issuable upon exercise of warrants granted to the selling stockholders in connection with the private placement completed on completed on July 20, 2007 and August 20, 2007 (the “2007 Warrants” and collectively, with the Abengoa Warrants, the Energenics Warrants, the “Warrants”). We will receive the exercise price of the Warrants when and if they are exercised. If all of the Warrants for which we are registering the underlying shares of our common stock are exercised for cash, we would receive an aggregate of $4,035,202 of gross proceeds. The common stock and the warrants will be issued to accredited investors in a transaction that will be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated under the Securities Act.

The selling shareholders may offer their shares of common stock through public transactions executed through one or more broker-dealers at prevailing market prices or in private transactions directly with purchasers or at privately negotiated prices. For a description of the plan of distribution of the shares see page 29 of this prospectus.

Our common stock is traded on the American Stock Exchange under the symbol “OTD.” On October 12, 2007, the last reported sale price for our common stock as reported on the American Stock Exchange was $0.42 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE “RISK FACTORS” BEGINNING ON PAGE 7 FOR A DISCUSSION OF THESE RISKS.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October 18, 2007.

You may rely only on the information provided or incorporated by reference in this Prospectus. Neither we nor the selling stockholders have authorized anyone to provide information different from that contained in this Prospectus. Neither the delivery of this Prospectus nor the sale of the securities means that the information contained in this Prospectus is correct after the date of this Prospectus. This Prospectus is not an offer to sell or solicitation to buy the securities in any circumstances under which the offer or solicitation is unlawful.

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Prospectus Summary

The following summary highlights information contained elsewhere in this Prospectus. It may not contain all of the information that is important to you. You should read the entire Prospectus carefully, especially the discussion regarding the risks of investing in O2Diesel Corporation common stock under the heading “Risk Factors ,” before investing in O2Diesel Corporation common stock. In this Prospectus, “OTD,” “Company,” “we,” “us,” and “our” refer to O2Diesel Corporation.

The Company and our Business

O2Diesel Corporation (“O2Diesel” or the “Company”) is a development stage company and has developed a proprietary additive product designed to enable distillate liquid transportation fuels to burn cleaner by facilitating the addition of ethanol as an oxygenate to these fuels. To date, the Company’s operations have been focused on raising capital, performing research and development, and bringing the Company’s product to market.

O2Diesel’s predecessor, Dynamic Ventures, Inc., was incorporated in the State of Washington on April 24, 2000. Dynamic Ventures, Inc. changed its name to O2Diesel Corporation effective June 10, 2003, in contemplation of the reverse acquisition of AAE Technologies International Plc (“AAE”). On July 15, 2003, O2Diesel acquired all of the issued and outstanding shares of AAE in exchange for 17,847,039 shares of AAE’s common stock. As a result of this transaction, the former stockholders of AAE acquired control of the combined companies. The acquisition of AAE has been accounted for as a capital transaction followed by a recapitalization. AAE was considered to be the accounting acquirer. Accordingly, the historical financial statements of AAE are considered to be those of O2Diesel for all periods presented.

In conjunction with the reverse acquisition of AAE, the Company completed a private placement of its common stock whereby it issued 3,333,333 shares of common stock at $1.50 per share. Of the $5 million raised, approximately $800,000 was used to pay the cost of the reverse acquisition and private placement, $1 million was used to repay a bridge loan that was made in contemplation of the transaction, and the balance of $3.2 million was used to fund the ongoing developmental activities of the Company.

Corporate Information

The Company was originally incorporated in the State of Washington on April 24, 2000. On December 31, 2004, the Company was reincorporated under the laws of the State of Delaware. Our executive offices are located at 100 Commerce Drive, Suite 301, Newark, Delaware 19713, and our telephone number is (302) 266-6000. The address of our website is www.o2diesel.com. Information on our web site is not part of this Prospectus.

The Company’s Common Stock

The Company’s common stock trades on the American Stock Exchange (“AMEX” or “Exchange”) under the symbol “OTD.” Interwest Transfer Co., Inc. is the transfer agent and registrar for our common stock.

Recent Developments - The ProEco Transaction

On January 12, 2007, the Company entered into a share exchange agreement with ProEco Energy Company (“ProEco”) and its shareholders (“ProEco Shareholders”) to acquire shares equal to 80% of the outstanding capital stock of ProEco in exchange for approximately 9.2 million shares of the Company’s common stock (the “Transaction Shares”) valued at $0.872 per share for a total purchase price of $8.0 million.

ProEco, which has had limited operations to date, is in the process of developing a new fuel-grade ethanol plant (the “Ethanol Plant”) with planned capacity of 100 million gallons per year to be built in two 50 million gallon trains (each a “Train”). ProEco Shareholders will receive 60% of the Transaction Shares at the time of the closing and will receive the remaining 40% of the Transaction Shares in two equal installments upon the completion of construction of the first Train (20%) and the commencement of construction of the final Train (20%). The remaining 40% of the Transaction Shares will be held in escrow until the conditions for their release have been met. The parties intend the transaction to qualify as a tax-free reorganization under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended.

The Share Exchange Agreement requires ProEco to complete a number of steps toward completion of the Ethanol Plant project in order for the closing of the share exchange to occur. At the time of the closing, ProEco must have entered into a definitive engineering, procurement and construction (“EPC”) contract with a reputable firm with extensive experience in implementing and completing projects similar to the Ethanol Plant project and executed marketing agreements for the sale of the production of the Ethanol Plant. Under the terms of the Share Exchange Agreement, ProEco is responsible for having the Ethanol Plant designated as a facility nameplated, or certified, as producing ethanol at a level of at least 100 million gallons of production a year.

As a condition to the closing of the ProEco share exchange, the Company is obligated to secure the financing necessary to complete the construction costs to build the Ethanol Plant. Accordingly, the Company will be required to raise $120 to $140 million in debt and between $60 to $80 million in equity in the first quarter of  2008.

Prior to closing, the Company and the ProEco Shareholders will enter into a stockholder agreement that will, among other things, impose restrictions on the transfer of the Transaction Shares.

Under the terms of the letter of intent for the Share Exchange Agreement, the Company agreed to enter into a secured loan agreement with ProEco for the purposes of financing the purchase options for the land to be used for the ethanol plant and certain engineering and permitting work required for the closing of the ProEco share exchange. The annual interest rate on the loan is 7% and the maturity date of the loan is December 15, 2007. As of September 30, 2007, the Company had advanced $995,000 to ProEco under the terms of this agreement.

We expect to close this transaction in the first quarter of 2008.

Description of Capital Stock

General

Our authorized capital stock consists of 135,000,000 shares of common stock, par value of $0.0001 per share and 20,000,000 shares of preferred stock, par value of $0.0001 per share. As of September 30, 2007, we had 83,915,341 shares of common stock, and no preferred stock, issued and outstanding.

Listing of Common Stock on AMEX

On June 15, 2004, the AMEX approved an application to list 46,518,898 shares of our common stock under the symbol OTD. As of September 30, 2007, the Exchange has approved additional applications to list 69,003,483 more shares of our common stock so that the total number of shares approved for listing is 115,522,381. Our shares began to trade on the Exchange on July 1, 2004.

The Company’s audited consolidated financial statements for the year ended December 31, 2006, were prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Our independent registered public accounting firm included an explanatory paragraph in their report on the December 31, 2006 audited consolidated financial statements to highlight that the Company’s accumulated losses and lack of available working capital raised substantial doubt about the Company’s ability to continue as a going concern.

The Company’s unaudited financial statements as of June 30, 2007, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. At June 30, 2007, the Company had working capital of $3,320,776 and had accumulated losses of $37,571,565.

Further, the Company was notified in December 2004 by the AMEX that it was not in compliance with the listing standards of the Exchange because it lacked the requisite amount of stockholders’ equity. AMEX requires that minimum levels of stockholders’ equity be maintained. O2Diesel was not in compliance because its stockholders’ equity had dropped below the required minimums, and it had experienced continued losses for the past four years. In order to return to full compliance, O2Diesel needed to have stockholders’ equity of $6.0 million by June 2006 and to maintain this level going forward.

In accordance with the procedures of the Exchange, we filed a plan (“Plan”) with it to demonstrate the steps we would take to return to full compliance. On February 15, 2005, the AMEX notified us that it had accepted our Plan, and that we would be given until June 2006 in which to regain compliance with the Exchange’s listing rules. To achieve that level of stockholders’ equity, we anticipated having to raise a total of approximately $10.0 million in new equity during 2005. In December 2005, the Company determined that it could not meet certain conditions of the Plan and met with representatives of the AMEX to discuss the need to develop an amended plan to demonstrate how the Company would be in compliance by June 2006. During 2006, as part of its efforts to meet these requirements, the Company closed an offer to existing warrant holders to exercise their warrants at a reduced price for proceeds of approximately $1.5 million (after expenses) and three private placements totaling $7.5 million.

On July 17, 2006, the Company received a letter from the AMEX indicating that the Company had regained compliance with AMEX listing requirements. At December 31, 2006, the Company was in compliance with AMEX listing requirements, but as of March 31, 2007, the Company was not able to meet the listing requirements.

On June 29, 2007, the Company was notified by AMEX that it was not in compliance with the listing standards of the Exchange because it lacked the requisite amount of stockholders' equity. The Company was asked to submit a plan by July 27, 2007 advising AMEX of actions the Company would be taking to bring it into compliance with the continued listing standards by December 29, 2008.

On July 27, 2007, the Company filed a plan with the Exchange describing the steps it plans to take to return to full compliance. The Company has entered into a common stock purchase agreement with Fusion Capital Fund II, LLC to raise up to $10 million in new equity in 2007. Also, the Company announced a private placement in which we raised an additional $2.52 million in July and August 2007. The Company intends to raise up to an additional $80 million in new equity in conjunction with the acquisition of ProEco. We believe these actions will enable us to meet or exceed the equity requirements of the Exchange.

On September 13, 2007, the Company received a written notice from AMEX indicating that AMEX has reviewed and accepted the Company’s plan to regain listing qualifications compliance. With the acceptance of the plan, the Company will be able to continue its listing during the plan period pursuant to an extension granted until December 29, 2008. Pursuant to the letter, AMEX also advised the Company that it has triggered an additional deficiency with respect to Section 1003(a)(ii) of the AMEX Company Guide, in addition to the previously disclosed deficiency with respect to Section 1003(a)(iii) of the AMEX Company Guide.

During the interim period until December 29, 2008, the Company must continue to provide AMEX staff with updates regarding initiatives set forth in its plan of compliance. The Company will be subject to periodic review by AMEX staff during the interim period. If the Company is not in compliance with the continued listing standards on December 29, 2008, or the Company does not make progress consistent with the plan during the interim period, the AMEX would likely initiate procedures to de-list the Company’s common stock. If the Company’s common stock were to be de-listed by the AMEX, its shares would continue to be traded as a bulletin board stock.

$3.6 million Private Placement

On October 28, 2005, the Company entered into a Common Stock and Warrant Purchase Agreements (the “$3.6 million Purchase Agreement”) with an European investor for 6,419,840 shares of Common Stock at a purchase price of $0.564 per share in a private placement, for total proceeds of $3,620,790. The purchase price represented a discount of approximately ten percent (10%) in comparison to the prevailing market price of the Company’s Common Stock during the period of negotiations for this private placement.

As part of the sale, the Company also issued warrants to purchase 2,853,262 shares of Common Stock at an exercise price of $0.85 per share during the period of six (6) months to forty-two (42) months following the date of issuance or at $1.13 per share during the period of forty-three (43) to sixty-six (66) months after the date of issuance. The warrants will expire sixty-six months after the date of issuance.

The common stock and warrants were issued in a transaction that is exempt from the registration requirement pursuant to Section 4(2) of the Securities Act and under Regulation D promulgated under the Securities Act.

$1 million Private Placement

On September 15, 2006, the Company entered into a Common Stock and Warrant Purchase Agreements (the “$1.0 million Purchase Agreement”) with an Asian supplier of alternative fuels for 1,371,742 shares of Common Stock at a purchase price of $0.729 per share in a private placement, for total proceeds of $1,000,0000. The purchase price represented a discount of approximately twenty-five percent (25%) in comparison to the prevailing market price of the Company’s Common Stock during the period of negotiations for this private placement, and included incentives for the purchase of additional shares based on minimum additive purchases.

As part of the sale, the Company also issued warrants to purchase 685,871 shares of Common Stock at an exercise price of $0.972 per share during the period of six (6) months to sixty-six (66) months following the Closing (as defined in the Common Stock and Warrant Purchase Agreement). The warrants will expire sixty-six months after the date of the Closing.

On November 6, 2006, the Company entered into Amendment No. 1 (the “$1.0 million Amendment”) to the $1.0 million Purchase Agreement. The $1.0 million Amendment corrected the minimum purchase amount of additive for the purchase of additional shares by the Asian supplier. There were no other changes to the $1.0 million Purchase Agreement.

The common stock and warrants were issued in a transaction that is exempt from the registration requirement pursuant to Section 4(2) of the Securities Act and under Regulation D promulgated under the Securities Act.

$2.52 million Private Placement

Between June 26, 2007 and July 16, 2007, the Company entered into the Common Stock and Warrant Purchase Agreements (“$2.52 million Purchase Agreements” and collectively with the $1.0 million Purchase Agreement and the $3.6 million Purchase Agreement, the “Purchase Agreements”) with five European institutional and private investors for the sale of 6,123,346 shares of the Company’s common stock at a purchase price of approximately $0.41 per share in a private placement, for total proceeds of $2,517,710, less commissions.

As part of the sale, the Company also issued warrants to purchase 1,530,827 shares of common stock at an exercise price of approximately $0.62 per share during the period of six months to sixty-six months subsequent to issuance. The warrants expire sixty-six months after the date of issuance.

The common stock and warrants were issued in a transaction that is exempt from the registration requirement pursuant to Section 4(2) of the Securities Act and under Regulation D promulgated under the Securities Act.

The description of our capital stock does not purport to be complete and is qualified in all respects by reference to our Certificate of Incorporation and Bylaws, the Delaware General Corporation Law, the Purchase Agreements and the Warrants. The Common Stock and Warrant Purchase Agreement and Warrant for the $3.6 million Private Placement are included as Exhibits 10.1 and 10.3 to the Form 8-K filed on November 2, 2005, and are incorporated herein by reference. The Common Stock and Warrant Purchase Agreement, Warrant and Amendment No. 1 for the $1.0  million Private Placement are included as Exhibits 10.2, 10.4 and 10.6 to the Form 10-QSB filed on November  14, 2006, and are incorporated herein by reference. The Common Stock and Warrant Purchase Agreements and Warrant for the $2.52 million Private Placement are included as Exhibits 10.1 and 10.2 to the Form 8-K/A filed on July 20, 2007, and are incorporated herein by reference.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the securities offered under this prospectus. This prospectus relates to an aggregate amount of up to 18,984,888 shares of our common stock that may be offered for sale by the selling shareholders. We are registering the shares of common stock covered by this prospectus to fulfill our contractual obligations under the Purchase Agreements with the selling shareholders. We have agreed to bear the expenses of the registration of the shares of common stock under federal and state securities laws, but we will not receive any proceeds from the sale of any shares of common stock offered under this prospectus. The selling shareholders may sell these shares of common stock directly to purchasers or they may sell these shares of common stock to purchasers through agents or dealers pursuant to this prospectus. The selling shareholders will receive all of the proceeds from the sale of their common stock and will pay all selling commissions and transfer taxes applicable to any sale. Registration of these shares of common stock does not necessarily mean that the selling shareholders will actually sell these shares of common stock. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results or operations could be materially adversely affected, the value of our common stock could decline, and you may lose all or part of your investment therein. You should acquire shares of our common stock only if you can afford to lose your entire investment.

Risks Related to Our Fuel Additive Business

We have incurred significant losses to date, and there is no guarantee that we will ever become profitable.

The Company has earned almost no revenue from sales as we have focused on the development of our core technology and an infrastructure for the sale of our products. The continued investments in our infrastructure and commercialization efforts will require substantial new funding. There can be no assurance that our commercialization efforts will prove successful. Thus, we may sustain losses for the foreseeable future. To date, we have not paid any dividends and it is not anticipated that we will do so in the foreseeable future as any profits generated are likely to be retained and used to finance the development and expansion of our business.

We have a limited operating history with significant losses and expect losses to continue for the foreseeable future.

We have yet to establish any history of profitable operations. We have incurred net losses allocable to shareholders of $13,189,288, $7,471,037 and $6,728,014, respectively for the fiscal years ended December 31, 2006, 2005 and 2004. As a result, at December 31, 2006 we had an accumulated deficit of $33,086,440. Our revenues have not been sufficient to sustain our operations. We expect that our revenues will not be sufficient to sustain our operations for the foreseeable future. Our profitability will require the successful commercialization of our fuel additive. No assurances can be given when this will occur or that we will ever be profitable.

Our independent auditors have added an explanatory paragraph to their audit report issued in connection with the financial statements for the year ended December 31, 2006 relative to our ability to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We will require additional financing to sustain our operations and without it we may not be able to continue operations.

At December 31, 2006, we had a working capital surplus of $6,637,669. The independent auditor’s report for the year ended December 31, 2006, includes an explanatory paragraph to their audit opinion stating that our recurring losses from operations and a lack of available working capital raise substantial doubt about our ability to continue as a going concern. Our cash flows used in operating activities show deficits of $6,802,956, $6,775,259 and $6,491,486 for the years ended December 31, 2006, 2005 and 2004 respectively. We do not currently have sufficient financial resources to fund our operations or those of our subsidiaries. Therefore, we need additional funds to continue these operations.

We rely on commercial arrangements with third parties, and any failure to retain relationships with these third parties could negatively impact our ability to develop and market our products.

We anticipate that our success in creating markets for our products will depend largely on our ability to identify and establish strategic alliances with companies and individuals that have experience in manufacturing and distributing products to the markets we have identified. We have supplied our technology for evaluation purposes to a number of strategic partners and customers. As such, our plans are dependent on and have been developed on the assumption that our technology will be promoted by the strategic partners and adopted by the customers we have identified. However, there can be no assurance that the commercial arrangements with current or future strategic partners and customers will proceed beyond the initial phases of such arrangements, even if such phases are successfully completed, or that following the initial phases the strategic partners and customers identified will choose to purchase and distribute our products.

The Company’s core product may not be acceptable to commercial customers.

Our core product is an additive for ethanol-diesel blends. Extensive tests of a range of ethanol-diesel blends treated with the additive have been undertaken. However, as with any new technology, there are risks associated with the commercial production and use of this product and we have experienced technical difficulties when deploying our fuel in commercial applications. Specifically, the resultant fuel has a flashpoint closer to gasoline than to ordinary diesel and is intolerant of water at certain levels. These factors have required us to take additional precautions when transporting, storing and handling the finished fuel. These characteristics may make the finished fuel and our products unattractive to certain distributors, customers and end-users. In addition, the finished fuel may only be stored and dispensed from tanks that meet stringent standards for cleanliness and not all tanks may be capable of achieving these standards.

Our future revenues are unpredictable and our operating results may fluctuate.

We expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control, including (i) demand for our products, (ii) introduction or enhancement of products by competitors, (iii) market acceptance of our products, (iv) price reductions by competitors or changes in how new products are priced, (v) availability of fuel grade ethanol of adequate quality and at prices which are economical, (vi) availability of distribution channels through which our products are to be sold, (vii) potential costs of litigation and intellectual property protection, (viii) our ability to attract, train and retain qualified personnel, (ix) the amount and timing of unforeseeable operating costs and capital expenditures related to the expansion of our business, operations and infrastructure, (x) any technical difficulties with respect to the use of our products, including the satisfactory resolution of technical issues regarding flame arrestor availability, ambient temperature issues and function, fuel storage and dispensing requirements of our product, and (xi) effects of current and future governmental regulations on the sale of our products, which may be significant.

As a result of the lack of a sales history of our products, we do not have relevant historical financial data for any periods on which to forecast revenues or expected operating expenses in connection with growing revenues in the future. Our expense levels are based in part on certain expectations with regard to future revenues. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, any significant shortfall in anticipated demand for our products relative to our expectations would have an immediate adverse effect on the Company’s business, financial conditions and results of operations.

We have developed a marketing strategy directed to selling our finished fuel to municipal transit authorities. This strategy is referred to as CityHome™. A key part of this strategy is dependent upon receiving revenue from third parties representing sponsorship fees to participate in the CityHome™ programs, and there can be no assurance that such revenues will be received. Insufficient history exists to determine if the CityHome™ initiative will prove viable and to determine if third parties are prepared to fund these programs through the payment of sponsorship fees.

Our ability to operate at a profit is dependent on the price and availability of ethanol.

Our results of operations and financial condition have been and will continue to be significantly affected by the cost and supply of ethanol. Cost and supply are subject to and determined by market forces over which we have no control. The price of ethanol can be volatile as a result of a number of factors, such as the overall supply and demand, the level of government support, and the availability and price of competing products. For example, in response to the Environmental Protection Agency’s (“EPA”) recent designation of methyl tertiary butyl ether (MBTE) as a carcinogen and the inability for petroleum refiners to secure indemnification regarding its inclusion in petroleum products, most petroleum refiners have elected to replace this substance with ethanol in gasoline produced in the United States. The replacement of this ingredient in gasoline has caused the demand for ethanol to increase dramatically, with a corresponding increase in its price. A benefit of this phenomenon has been to increase the availability of ethanol at petroleum terminals when compared to the recent past. However, the rise in ethanol cost has made the price of O2Diesel™ fuel increase in relation to conventional diesel fuel since the second quarter of 2006. Conversely, if industry production capacity expands significantly causing ethanol supplies to increase above near-term demand, we would expect that ethanol costs will decrease which would make the price of O2DieselTM fuel decrease relative to conventional diesel fuel.

Generally, higher ethanol prices, in relation to diesel and biodiesel fuels, will produce lower profit margins. This is especially true if market conditions do not allow us to pass through these increased costs to our customers. There is no assurance that we will be able to pass through these higher ethanol costs. If higher ethanol prices were to be sustained for an extended period of time, such pricing may have a material adverse effect on our ability to grow profitable sales and operations, with a corresponding adverse impact on our cash flows and financial performance.

We intend to contract with third parties to help control the costs of ethanol purchased and reduce short-term exposure to price fluctuations. Currently, we do not have definitive agreements with third parties for all of our needed supply. There is no assurance that agreements to supply the remainder of our ethanol needs will be available or be on acceptable terms. We have entered into a definitive agreement to acquire an ownership interest in a site in which ethanol production facilities may be constructed as a possible means of securing ethanol on favorable terms, but there can be no assurance that we will be able to complete this acquisition. In addition to being able to obtain the necessary quantity of ethanol, it is important to carefully select ethanol suppliers because there is a wide range of fuel grade ethanol in the marketplace. It is critical that the ethanol component of O2Diesel™ be of a consistently high quality and that it meet certain other specifications. There is no assurance that we will be able to obtain quality ethanol supplied to our distributors.

If our products do not achieve market acceptance, we may not have sufficient financial resources to fund further development.

While we believe that a viable market exists for our technology, there can be no assurance that such technology will prove to be an attractive alternative to conventional or competitive products in the markets that we have identified for exploitation. In the event that a viable market for our products cannot be created as envisaged by our business strategy, we may need to commit greater resources than are currently available to further develop our technology into a commercially viable product. There can be no assurance that we would have sufficient financial resources to fund further development or that such development would be successful. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. There can be no assurance that, when required, sufficient funds will be available to us on satisfactory terms.

Our business could suffer if we are unable to effectively compete with our competitors’ technologies.

We have identified as competitors a number of technologies and companies who are predominantly focusing on the diesel emission reduction market. In addition, other companies, many of which are likely to have substantially greater financial, research and development, sales and marketing and personnel resources, may currently be developing, or may develop in the future, technologies and products that are equally or more effective and/or economical as any product we may develop, or which would otherwise render our technologies obsolete.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

Our success will partly depend on our ability to obtain patent protection for our technology and to maintain the confidentiality of our intellectual property. We have a number of pending patent applications. However, the patent positions of technology-based enterprises, including the Company’s, are subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and priority of a particular patent. There can be no assurance that patent applications that we have submitted for approval, but which are pending, or which we will make, will be granted or if granted, will not be successfully challenged. Furthermore there is no assurance that our existing or future patent rights will afford protection against unauthorized use of our technology. We may incur substantial costs to enforce our intellectual property rights or to defend against third party claims of infringement. We recognize that there are certain jurisdictions where we have not applied for patent protection and where no patent protection may be available. Our ability to market products or technology in these jurisdictions may be limited. Additional patents relating to other aspects of our products may be sought. There can be no assurance as to the breadth or degree of protection which existing or future patents, if any, may afford us, that any patent applications will result in issued patents or that our patents will be upheld, if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to us.

Our methods to protect the concepts, ideas, proprietary know-how and documentation of our proprietary technology may not afford us complete protection, and there can be no assurance that others will not obtain access to our know-how concepts, ideas and documentation. Furthermore, there can be no assurance that confidentiality arrangements with our directors, employees, consultants, manufacturers, suppliers and prospective licensees will adequately protect our trade secrets.

If our competitors receive patents in respect of technology or products similar to or competitive with those of the Company, we may have to obtain appropriate licenses under such patents or cease and/or alter certain of our activities or processes, or develop or otherwise obtain alternative technology, the prospects for all of which are uncertain.

We may not be able to manufacture and to market our products in commercial quantities.

Our products must be manufactured in commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We do not own and operate manufacturing facilities and are reliant on our strategic partner Cognis Deutschland GmbH (“Cognis”) for the development and manufacture of the additive. There can be no assurance that Cognis’ existing facilities and/or raw material supplies will be adequate to meet our long term objectives. If Cognis cannot meet our needs, we will seek other manufacturers. The availability, pricing and supply of our products are currently dependent on arrangements with Cognis, but the cost and availability of raw materials, ethanol and diesel, the availability of tax and other incentives for our products and arrangements for the distribution of our products by others, are all wholly or partly outside our control. While we believe there is sufficient manufacturing capacity to meet our long term objectives, we do not own or control these manufacturers, so this could change.

We may not be able to distribute our products in commercial quantities.

Our products must be distributed in commercial quantities, in compliance with regulatory requirements, and at an acceptable cost. We do not own and operate distribution facilities and are reliant on our jobbers and others for the distribution and delivery of our additive and the finished fuel.

Our business may be harmed if we fail to obtain regulatory approvals or comply with legislative and regulatory requirements.

The manufacturing, marketing, supply, distribution and use of fuel and fuel additives are subject to extensive legislation and regulation in most jurisdictions in which we intend to do business. Our additive and the resultant ethanol-diesel blend will be competing with both ordinary diesel fuel and other fuels and solutions that claim to offer environmental benefits. The business of O2Diesel depends, in part, on the availability of environmental legislation which requires or provides incentives to customers to use products similar to our own. New or revised legislation and regulations as a result of changes in the prevailing political climate or for any other reasons, which for example remove the availability of incentives or which impose additional compliance burdens on us, or which provide incentives to distributors and customers to adopt competitive products, could have an adverse effect on our business, prospects, results of operations and financial position.

The development and manufacture of our technology may subject us to environmental compliance or remediation obligations.

Our technology is and will be subject to many environmental laws and regulations wherever it is used. Such laws and regulations govern, among other things, fuel emissions, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar activities, a risk of environmental liability is inherent in our current and historical activities. Future additional environmental compliance or remediation obligations could adversely affect our business through increased production costs from implementing environmental compliance. By restricting or prohibiting the manufacture, distribution and use of our products, environmental regulations could harm our business.

Our business is subject to extensive and potentially costly environmental regulations that could significantly increase our operating costs and our ability to successfully operate.

We are subject to a number of environmental regulatory bodies such as the EPA and the California Air Resources Board (“CARB”), as well as other regulatory agencies.

In addition, sections 211(b)(2) and 211(e) of the Clean Air Act require fuel manufacturers to analyze the combustion and evaporative emissions generated by fuel and fuel additive products and survey existing scientific information for each product. Further, where adequate information is not available, manufacturers must conduct tests to screen for the potential adverse health effects of these emissions. Although our additive is already registered with the EPA, we are currently in the complex, costly and time-consuming process of registering our finished fuel for on-highway use with the EPA. Each fuel manufacturer is required to submit basic registration data as described in 40 CFR 79. The Company is required by the EPA to conduct “Tier 1” Health Effects Testing, and “Tier 2” and “Tier 3” Health Effects Testing may be required as well. Tier 2 testing relates to the inhalation of fuel and fuel additive emissions, while Tier 3 testing is confirmatory testing based upon the results of Tier 1 and/or Tier 2 tests. In 2003, an independent emissions testing laboratory completed all necessary tests to demonstrate that O2Diesel™ did not generate excessive or new regulated or unregulated toxic emissions as required by EPA for registration under the fuel “Tier 1” Health Effects emissions testing requirements. It is unclear whether further tests will have to be performed and there is no guarantee we would be able to successfully complete these tests if they are required. If further testing is required, completing the test protocols could require substantial time and expense. Once the fuel is registered, further emission testing is required by the EPA to verify the emissions benefits of our fuel as compared to conventional diesel fuel. The EPA could also impose other conditions or restrictions in the registration that are detrimental to us or which increase costs.

Even if we receive all required permits from the EPA, we are also subject to regulations from CARB in the state of California. States set strict requirements for the sale and distribution of motor fuels, and provide certain incentives for the use of cleaner-burning fuels. Certain states also levy disincentives for the use of “dirtier” fuels, often in the form of monetary penalties. With the exception of California and Texas, which are permitted to set stricter state standards, all state motor fuel environmental regulations are governed by EPA policies set forth in the Clean Air Act, which generally limits individual state’s environmental regulation of fuels. In addition to environmental issues, many states have other regulations regarding the sale of fuel to which the Company may be subjected.

Currently, we are in the application process with CARB. In 2003, the Company achieved regulatory recognition (known as “verification”) in California granted by CARB for O2Diesel™ as an “alternative diesel fuel.” During this same period, the Division of Measurement Standards of the California Department of Food & Agriculture designated O2Diesel™ as a “developmental engine fuel” which is a requirement for a fuel to be marketed legally in the state if it lacks an American Society for Testing and Materials (“ASTM”) specification. O2Diesel™ does not have an ASTM specification. During 2006, we conducted a revised series of tests to qualify O2Diesel™ as a California Diesel Emissions Control Strategy (DECS) both as a stand alone fuel and in conjunction with various exhaust after treatment devices, such as both direct oxidation catalysts (DOC’s) and Diesel Particulate Filters (DPF’s). There is no guarantee we will be successful with these tests.

Additionally, environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, even if we obtain approval, we may be required to invest or spend considerable resources to comply with future environmental regulations. If any of these events were to occur, they may have a material adverse impact on our operations, cash flows and financial performance.

We may not be able to obtain an ASTM specification for our fuel, which may be necessary for our contract with the U.S. Department of Defense.

We have drafted a specification for our fuel and have proposed a ballot for incorporation of this fuel as an ASTM specification. Since this is a consensus organization, we can not be assured that our specification will be viewed positively and incorporated into the book of ASTM standards. Failure to obtain an ASTM specification for our fuel could complicate the purchase of this fuel for state and federal government agencies.

Since incorporation of an ethanol-diesel specification into the ASTM standards is not guaranteed, we are working with the Department of Defense (DOD) to provide them with a standard for procurement of our fuel for use in non-strategic military vehicles operated by the DOD. Our fuel, which may also include a biodiesel blending component, is expected to meet federally mandated fuel requirements. This may require a legislative initiative which may take considerable time to complete. At this point, we are in the early stages of these programs so it is not possible to predict when this work will be completed or if we will obtain the desired results once it is completed.

Developing new products, creating effective commercialization strategies for our technology and enhancing our products and strategies are subject to inherent risks. These risks include unanticipated delays, unrecoverable expenses, technical problems or difficulties, as well as the possibility that funds will be insufficient. Any one of these could make us abandon or substantially change our technology commercialization strategy.

Our success will depend upon, among other things, our products meeting targeted cost and performance objectives for large-scale production, our ability to adapt technologies to satisfy industry standards, satisfying consumer expectations and needs and bringing our products to market before the market is saturated. We may encounter unanticipated technical or other problems that result in increased costs or substantial delays in introducing and marketing new products. Current and future products may not be reliable or durable under actual operating conditions or otherwise commercially viable. New products may not satisfy price or other performance objectives when introduced in the marketplace. Any of these events could adversely affect our realization of revenues from such new products.

Product liability claims related to our products could prove to be costly to defend and could harm our business reputation.

Fuel and fuel-additive businesses may be adversely affected by litigation and complaints from distributors, customers and government authorities resulting from fuel quality, illness, injury or other health concerns or other issues. Adverse publicity surrounding such allegations could negatively affect O2Diesel, regardless of whether the allegations are true, by discouraging distributors and customers from buying our products. We could also incur significant costs and the diversion of management time in defending the Company against claims, whether or not such claims have any basis.

Commercialization of our product may require warranty support from diesel engine manufacturers.

Customers who wish to use our fuel often request verification from the original equipment manufacturers (OEM’s) of their equipment that the warranties on their engines will be unaffected by the use of O2Diesel™. To date, the Company has experienced reluctance from the OEM’s to provide either verification or denial of the standard warranties issued upon purchase of the equipment when any alternative fuel is used. Additional testing and verification data on a variety of engines will be needed to accumulate significant enough information for OEM’s to expand their warranties for use of alternative fuels. Without warranty support from engine OEM’s, large scale market acceptance for our product may be difficult to achieve.

We face uncertainties managing our anticipated growth.

We cannot be certain that we will be able to successfully manage our anticipated growth. In order to successfully manage growth, we must improve our management, financial and informational systems and controls, and expand, train and manage our employee base effectively. There will be additional demands placed on our technical, sales, marketing and administrative resources as we expand in our target markets. Our ability to cope with these demands may be impaired because we are still a developmental stage company.

Our business may suffer if we are unable to attract and retain key officers or employees.

We believe our future success will depend greatly upon the expertise and continued service of certain key executives and technical personnel. Furthermore, our ability to expand operations to accommodate our anticipated growth will also depend on our ability to attract and retain qualified management, finance, marketing, sales and technical personnel. However, competition for these types of employees is intense due to the limited number of qualified professionals. We have attempted to reduce these personnel risks by (i) entering into contracts with certain key employees, (ii) providing employment benefits such as vacations and health coverage, and (iii) adopting an employee stock option plan that covers most employees. However, these measures do not guarantee that employees will remain with the Company, or ensure that qualified employees can be recruited in the future.

Our ability to continue as a going concern is uncertain.

The report of our independent registered public accounting firm on our consolidated financial statements for the fiscal year ended December 31, 2006 states that because of accumulated losses and a lack of available working capital, there is substantial doubt about the Company’s ability to continue as a going concern. This “going concern” opinion could adversely affect our ability to sell our products, attract and retain strategic relationships and obtain additional financing.

The American Stock Exchange may delist our common stock.

Failure to remain in compliance with AMEX’s listing standards will likely lead to the delisting of our common stock from AMEX. We cannot assure you we will continue to meet the AMEX’s listing requirements. If the Company’s common stock was to be delisted by the AMEX, its shares would continue to be traded as a bulletin board stock.

Our ability to use our net operating loss carryforward may be limited.

As of December 31, 2006, we have approximately $21.5 million in federal and state net operating loss carryforwards which will begin to expire in 2021 if not used to offset future federal and state taxable income. Our net loss carryforwards are subject to various limitations and have not been audited by the Internal Revenue Service. We anticipate the net loss carryforwards will be used to offset the federal and state taxable income and the related tax payments which we would otherwise be required to make with respect to income, if any, generated in future years.

The issuance of common stock in connection with the ProEco transaction and the equity financing for the construction of the ethanol plant may result or be deemed to result in a change in control that could result in the limitation of Section 382 of the Internal Revenue Code of 1986, as amended, on the use of our net operating carryforward. This limitation would allow us to use only a portion of the net operating loss carryforwards generated prior to the deemed Section 382 change of control to offset future taxable income, if any, for U.S. federal and state income tax purposes.

The market price of our common stock is highly volatile.

The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by stockholders and by the Company, and subsequent sale of common stock by the holders of warrants and options, could have an adverse effect on the market price of our shares.

Risks Related to Constructing and Financing the Ethanol Plant

We may not obtain the debt financing necessary to construct and operate our ethanol plant, which would result in the failure of the project.

Our financing plan requires a significant amount of debt financing. We do not have contracts or commitments with any bank, lender or financial institution for debt financing. If debt financing on acceptable terms is not available for any reason, we will be forced to abandon our business plan. We expect to require between $60 to $70 million for each of the two trains being built (less any bond or tax increment financing, additional grants and other incentives we are awarded) in senior or subordinated long-term debt from one or more commercial banks or other lenders. Because the amounts of equity, grant funding bonds and/or tax increment financing are not yet known, the exact amount and nature of total debt is also unknown.

Future loan agreements with lenders may hinder our ability to operate the business by imposing restrictive loan covenants.

Our debt obligations and service requirements necessary to implement our business plan will result in substantial debt service requirements. Our debt load and service requirements could have important consequences which could hinder our ability to operate, including our ability to:

•	Incur additional indebtedness;

•	Make capital expenditures or enter into lease arrangements in excess of prescribed thresholds;

•	Make distributions to stockholders;

•	Make certain types of investments;

•	Create liens on our assets;

•	Utilize the proceeds of asset sales; and

•	Merge, consolidate or dispose of all, or substantially all, of our assets.

In the event that we are unable to pay our debt service obligations, our creditors could force us to reduce or eliminate needed capital expenditures. It is possible that we could be forced to sell assets, seek to obtain additional equity capital or refinance or restructure all or a portion of our debt. In the event that we would be unable to refinance our indebtedness or raise funds through asset sales, sales of equity or otherwise, our ability to operate our proposed plant would be greatly affected and we may be forced to liquidate.

We may not obtain equity funding necessary to construct the ethanol plant.

We estimate that we will need between $60 to $80 million in equity funding to construct the ethanol plant. There can be no assurance that we will raise a sufficient amount to construct the ethanol plant. If we fail to raise the required amounts, it is unlikely that we will locate other sources of capital that will allow us to construct this plant.

We expect to be highly dependent upon ProEco’s EPC contractor to design and build the ethanol plant.

ProEco has entered into a letter of intent with an experienced EPC contractor for feasibility, design, planning and preliminary engineering services for the construction of the ethanol plant. Unless extended, the letter of intent will terminate on January 1, 2008 unless we have executed an EPC Contract for the project. As an alternative, ProEco is negotiating with three other EPC contractors for an EPC contract. There is no guarantee that we will be able to enter into an EPC Contract with any of these contractors.

If ProEco meets the conditions of the letter of intent, it expects to enter into a EPC Contract with the contractor to design and build the ethanol plant. We expect that the contractor will use a more versatile process design technology in the ethanol plant construction by prefabricating parts of the plant. We expect to be highly dependent upon the contractor for its expertise within the construction industry, and any loss of the relationship with the contractor could place us at a competitive disadvantage. We will depend on the contractor for timely completion of the plant; however, its involvement with other projects could delay the commencement and start-up operations of our project. If they terminate the relationship with ProEco, ProEco might not be able to secure a suitable replacement and our business would be materially harmed. If the plant is built and does not operate as we expect, our right to rely on the contractor to remedy any deficiencies or defects will be limited by our contract with them. If the ethanol plant does not operate as we expect, our business may be materially harmed without an adequate remedy against our design-build contractor.

In addition, we have asked the contractor how many other commitments it has. However, the contractor did not disclose the number of its other commitments and, as a private company, it is not required to do so. Therefore, we do not know how many other commitments it has. It is possible that the contractor has outstanding commitments to other facilities that could cause the construction of our plant to be delayed. It is also possible that the contractor will continue to contract with new facilities for plant construction and with operating facilities for expansion construction. These current and future building commitments may reduce the resources of the contractor to such an extent that construction of our plant is significantly delayed. If this occurs, our ability to generate revenue will also be delayed and the value of your investment in our common stock will be reduced.

Finally, we expect to be highly dependent upon the contractor’s experience and ability to train personnel in operating the ethanol plant. If the ethanol plant is built and does not operate to the level anticipated by us in our business plan, we will rely on the contractor to adequately address any deficiency. There is no assurance that the contractor will be able to address a deficiency in an acceptable manner. Its failure to address deficiencies could cause us to halt or discontinue production of ethanol, which could damage our ability to generate revenues.

We may need to increase cost estimates for construction of the ethanol plant, and these increases could result in devaluation of our common stock if ethanol plant construction requires additional capital.

We have based our capital needs on a design for the ethanol plant consisting of two trains that will cost approximately $180 to $220 million with additional start-up and development costs, but there is no assurance that the final cost of the plant will not be higher. There is no assurance that there will not be design changes or cost overruns associated with the construction of the plant. The rising price of steel could affect the final cost of construction of the ethanol plant. In addition, shortages of steel could affect the final completion date of the project. Advances and changes in technology may require changes to our current plans in order to remain competitive. We may determine that it is necessary to change the design of the plant in order to implement new technology. Any significant increase in the estimated construction cost of the plant could delay our ability to generate revenues and reduce the value of your common stock because our revenue stream may not be able to adequately support the increased cost and expense attributable to increased construction costs.

Construction delays could result in devaluation of our common stock if our production and sale of ethanol and its co-products are similarly delayed.

We currently expect our first train of the ethanol plant to be operating within twelve months of the closing of the ProEco transaction; however, construction projects often involve delays in obtaining permits, construction delays due to weather conditions or other events that delay the construction schedule. Changes in interest rates or the credit environment or changes in political administrations at the federal, state or local level that result in policy change towards ethanol or this project could cause construction and operation delays. If it takes longer to construct the plant than we anticipate, it would delay our ability to generate revenue and make it difficult for us to meet our debt service obligations.

The proposed plant site may have unknown environmental problems that could be expensive and time consuming to correct, which may delay or halt plant construction and delay our ability to generate revenue.

The historical use of the land for the ethanol plant has been as a small airport. We have obtained a satisfactory Phase 1 environmental study and we have no reason to believe that there is a material risk of environmental problems. The Phase 1 study recommended limited soil sampling to be conducted to confirm the absence of contamination. However, there can be no assurance that we will not encounter hazardous conditions at this site that may delay the construction of the ethanol plant. The contractor is not responsible for any hazardous conditions encountered at the plant site. Upon encountering a hazardous condition, the contractor will suspend work in the affected area. If we receive notice of a hazardous condition, we must correct the condition prior to continuing construction. The presence of a hazardous condition will likely delay construction of the plant and may require significant expenditure of our resources to correct the condition. In addition, the contractor will be entitled to an adjustment in price and time of performance if it has been adversely affected by the hazardous condition. If we encounter any hazardous conditions during construction that require time or money to correct, such event could delay our ability to generate revenues.

Other than the Phase 1 study, we have not completed any additional environmental studies of the land that we intend to use to build the ethanol plant. We may determine that this land contains environmental hazards that will make construction costly or impossible, which could lead us to suspend development or construction of the plant or require us to purchase more expensive land on which to build the plant. This could cause our results to suffer.

Any delay or unanticipated cost in providing rail infrastructure to the plant could significantly impact our ability to operate the plant.

Rail service is available adjacent to the property from the DM&E Railroad. Our budget currently includes $1.45 million in rail infrastructure costs associated with the ethanol plant. Increased costs for rail access or a delay in obtaining rail access could significantly impact our ability to operate the plant since we expect to ship most or all of our ethanol and distillers grains by rail.  Similarly, access to the proposed ethanol site by rail service is critical to the success of this plant.  Any delay in obtaining rail access, or inability to obtain rail access, could significantly impact our ability to operate this plant.

If we fail to finalize critical agreements, such as the EPC Contract, ethanol and distillers grains marketing agreements and utility supply agreements, or the final agreements are unfavorable compared to what we currently anticipate, our project may fail or be harmed.

This Prospectus makes reference to documents or agreements that are not yet final or executed, and plans that have not been implemented. In some instances such documents or agreements are not even in draft form. The definitive versions of those agreements, documents, plans or proposals may contain terms or conditions that vary significantly from the terms and conditions described. These tentative agreements, documents, plans or proposals may not materialize or, if they do materialize, may not prove to be profitable.

Risks Related to Ethanol Production and the Ethanol Industry

We have little to no experience in the ethanol industry, which increases the risk of our ability to build and operate the ethanol plant.

We are presently, and for some time are likely to continue to be, dependent upon our current management team to operate our business.  Most of these individuals are experienced in business generally, but none of these persons have any experience organizing and building an ethanol plant.  Our Chief Executive Officer has no prior experience in the ethanol industry.

We have to recruit and retain qualified employees to operate the plant successfully.

Our success will depend in part on our ability to attract and retain qualified personnel at a competitive wage and benefit level. We must hire qualified managers and other personnel experienced in ethanol production operation. However, we may not be successful in attracting or retaining such individuals because of the competitive market as new plants are constructed and the limited number of individuals with expertise in the geographic area. In addition, we may have difficulty in attracting other competent personnel to relocate to South Dakota in the event that such personnel are not available locally. If we are not able to hire and retain employees who can effectively operate the plant, our ability to generate revenue will be significantly reduced, or prevented altogether, thereby limiting or eliminating our profits.

If our cash flow from operations is not sufficient to service our debts, it will affect our ability to continue our business.

The lenders who finance the construction of our plant will take a security interest in our assets, including our real property and the plant. If we fail to make our debt financing payments, the lenders will have the right to repossess the secured assets, including our real property and the plant, in addition to other remedies. Such action would end our ability to continue operations. If we fail to make our financing payments and we cease operations, your rights as a holder of common stock are inferior to the rights of our creditors.

The growth of our business will be dependent upon the availability of adequate capital.

The growth of our business will depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt financing. We cannot assure you that our operations will generate positive cash flow or that we will be able to obtain equity or debt financing on acceptable terms or at all.  Our proposed credit facility may contain provisions that restrict our ability to incur additional indebtedness or make substantial asset sales that might otherwise be used to finance our expansion.  Security interests in certain of our assets, which may further limit our access to certain capital markets or lending sources, secure our obligations under the credit facility.  As a result, we cannot assure you that we will be able to finance additional expansion plans.

We may have difficulty obtaining enough corn to operate the plant profitably.

There may not be an adequate supply of corn produced in the area surrounding our plant to satisfy our requirements.  Even if there is an adequate supply of corn, we could encounter difficulties finalizing the purchase transaction and securing delivery of the corn.  If we do not obtain corn in the quantities we plan to use, we may not be able to operate our plant at full capacity.  If the price of corn in our local markets is higher than the national average, our profitability may suffer and we may incur significant losses from operations. As a result, our ability to make a profit may decline, causing a reduction in the value of your investment.

Changes in the prices of corn and natural gas can be volatile and these changes could significantly impact our financial performance.

Our results of operations and financial condition will be significantly affected by the cost and supply of corn and natural gas. Changes in the price and supply of corn and natural gas are subject to and determined by market forces over which we have no control. Generally, higher corn and natural gas prices will produce lower profit margins. This is especially true if market conditions do not allow us to pass through increased corn and natural gas costs to our customers. There is no assurance that we will be able to pass through such higher costs. If we experience a sustained period of high corn and/or natural gas prices, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated.

Ethanol production at our ethanol plant will require significant amounts of corn. In addition, other new ethanol plants may be developed in the state of South Dakota and surrounding states. If these plants are successfully developed and constructed, we expect to compete with them for corn origination. Competition for corn origination may increase our cost of corn and harm our financial performance and the value of your investment.

We intend to use natural gas as the power source for our ethanol plant. Natural gas costs represent approximately 10-15% of our total cost of production. Natural gas prices are volatile and may lead to higher operating costs, which would lower the value of your investment. In late August and early September 2005, Hurricane Katrina and Hurricane Rita caused dramatic damage to areas of Louisiana and Texas, which are the location of two of the largest natural gas hubs in the United States. The damage became apparent and natural gas prices substantially increased. At this time it is unknown how this damage will affect intermediate and long-term prices of natural gas. Future hurricanes could create additional uncertainty and volatility. We expect natural gas prices to remain high or increase given the unpredictable market situation.

Declines in the prices of ethanol and its co-products will have a significant negative impact on our financial performance and the value of your investment.

Our revenues will be greatly affected by the price at which we can sell our ethanol and its co-products, i.e., distillers grains. These prices can be volatile as a result of a number of factors. These factors include the overall supply and demand, the price of gasoline, level of government support, and the availability and price of competing products. For instance, the price of ethanol tends to increase as the price of gasoline increases, and the price of ethanol tends to decrease as the price of gasoline decreases. Any lowering of gasoline prices will likely also lead to lower prices for ethanol, which may decrease our ethanol sales and reduce revenues, causing a reduction in the value of your investment.

The price of ethanol has recently been much higher than its 10-year average. We do not expect these prices to be sustainable, as supply from new and existing ethanol plants increases to meet increased demand. The total production of ethanol is at an all-time high and continues to rapidly expand at this time. Increased production of ethanol may lead to lower prices. Any decrease in the price at which we can sell our ethanol will negatively impact our future revenues and could cause the value of your investment to decline.

We believe that ethanol production is expanding rapidly at this time. Increased production of ethanol may lead to lower prices and other adverse effects. For example, the increased ethanol production could lead to increased supplies of co-products from the production of ethanol, such as distillers grains. Those increased supplies could outpace demand, which would lead to lower prices for those co-products. In addition, distillers grains compete with other protein based animal feed products. The price of distillers grains may decrease when the price of competing feed products decreases. The price of competing animal feed products is based in part on the price of the commodity from which it is derived. Downward pressure on commodity prices, such as soybeans, will generally cause the price of competing animal feed products to decline, resulting in downward pressure on the price of distillers grains. Any decrease in the prices at which we can sell our distillers grains will negatively affect our revenues and could cause the value of your investment to decline.

We have no agreement to sell the raw carbon dioxide we produce to a third party processor resulting in the loss of a potential source of revenue.

At this time, we have no agreement to sell the raw carbon dioxide we produce. We intend to explore selling our raw carbon dioxide to a third party processor, but we cannot provide any assurances that we will sell our raw carbon dioxide at any time in the future. If we do not enter into an agreement to sell our raw carbon dioxide, we will have to emit it into the air. This will result in the loss of a potential source of revenue.

Our ability to successfully operate is dependent on the availability of energy and water at anticipated prices.

The proposed plant will require a significant and uninterrupted supply of electricity, natural gas and water to operate. We plan to enter into agreements with local gas and electric utilities to provide our needed energy and to drill wells on-site to provide our needed water supply. There can be no assurance that those utilities and the on-site wells will be able to reliably supply the gas, electricity, and water that we need. If there is an interruption in the supply of energy or water for any reason, such as supply, delivery or mechanical problems, we may be required to halt production. If production is halted for an extended period of time, it may have a material adverse effect on our operations, cash flows and financial performance.

 We will depend on others for sales of our products, which may place us at a competitive disadvantage and reduce profitability.

We expect to contract with a third party marketing firm to market all of the ethanol we plan to produce that is not required for O2Diesel™ products as well as our distillers grains. As a result, we expect to be dependent on these third parties to sell our finished products in these areas. There is no assurance that we will be able to enter into these contracts on terms that are favorable to us. If these third parties breach their contracts or do not have the ability, for financial or other reasons to market all of the ethanol or distillers grains we produce, we will not have any readily available means to sell our products. Our lack of a sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our ethanol and distillers dried grains feed products may result in less income from sales, reducing our revenue stream.

Changes and advances in ethanol production technology could require us to incur costs to update our ethanol plant or could otherwise hinder our ability to compete in the ethanol industry or operate profitably.

Advances and changes in the technology of ethanol production are expected to occur. Such advances and changes may make the ethanol production technology installed in our plant less desirable or obsolete. These advances could also allow our competitors to produce ethanol at a lower cost than us. If we are unable to adopt or incorporate technological advances, our ethanol production methods and processes could be less efficient than our competitors, which could cause our plant to become uncompetitive or completely obsolete. If our competitors develop, obtain or license technology that is superior to ours or that makes our technology obsolete, we may be required to incur significant costs to enhance or acquire new technology so that our ethanol production remains competitive. Alternatively, we may be required to seek third party licenses, which could also result in significant expenditures. We cannot guarantee or assure you that third party licenses will be available or, once obtained, will continue to be available on commercially reasonable terms, if at all. These costs could negatively impact our financial performance by increasing our operating costs and reducing our net income.

There is currently a shortage of rail cars to transport ethanol.  If we are not able to obtain rail cars at favorable prices, we may not be able to operate profitably.

We currently expect to transport a substantial amount of the ethanol produced at our plant by rail, which requires a sufficient supply of specialized rail cars.  There is currently a shortage of adequate rail cars and rail car manufacturers have informed us that there is a significant backlog on rail car orders; therefore, it may be costly to obtain rail cars in a timely fashion or rail cars may not be available at all.  If demand for rail cars remains high, we may be required to pay higher prices than we currently anticipate to lease rail cars, which would limit our ability to make a profit and cause our sales to decline.  Moreover, if we do not obtain rail cars in the quantities we plan to use, we may not be able to operate our plant at full capacity, which could cause a decline in the value of our common stock.

New plants under construction or decreases in the demand for ethanol may result in excess production capacity in our industry.

Basic to the success of the Company’s sales program is the availability of abundant supplies of fuel grade ethanol. According to statistics compiled by the Renewable Fuels Association, domestic ethanol plants in 2006 produced 4.9 billion gallons of ethanol, an increase of 26% over 2005. At the end of 2006, there were 114 plants producing ethanol with another 85 under construction or expansion, which, at completion, are expected to have an annual capacity of about 11.6 billion gallons. Excess capacity in the ethanol industry would have an adverse impact on our results of operations, cash flows and general financial condition. Excess capacity may also result or intensify from increases in production capacity coupled with insufficient demand. If the demand for ethanol does not grow at the same pace as increases in supply, we would expect the price for ethanol to decline. If excess capacity in the ethanol industry occurs, the market price of ethanol may decline to a level that may adversely affect our ability to generate profits and our financial condition.

We operate in a competitive industry and compete with larger, better financed entities which could impact our ability to operate profitably.

There is significant competition among ethanol producers with numerous producer and privately owned ethanol plants planned and operating throughout the Midwest and elsewhere in the United States. The number of ethanol plants being developed and constructed in the United States continues to increase at a rapid pace. The recently passed Energy Policy Act of 2005 included a renewable fuels mandate that we expect will further increase the number of domestic ethanol production facilities. The largest ethanol producers include Abengoa Bioenergy Corp. (“Abengoa”), Archer Daniels Midland (ADM), Aventine Renewable Energy, Inc. (AVR), Cargill, Inc., P.O.E.T. and VeraSun Energy Corporation (VSA), all of which are each capable of producing more ethanol than we expect to produce.

Competition from the advancement of alternative fuels may lessen the demand for ethanol and negatively impact our profitability.

Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development. A number of automotive, industrial and power generation manufacturers are developing more efficient engines, hybrid engines and alternative clean power systems using fuel cells or clean burning gaseous fuels. Vehicle manufacturers are working to develop vehicles that are more fuel efficient and have reduced emissions using conventional gasoline. Vehicle manufacturers have developed and continue to work to improve hybrid technology, which powers vehicles by engines that utilize both electric and conventional gasoline fuel sources. In the future, the emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns. Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions. Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions. If the fuel cell and hydrogen industries continue to expand and gain broad acceptance, and hydrogen becomes readily available to consumers for motor vehicle use, we may not be able to compete effectively. This additional competition could reduce the demand for ethanol, which would negatively impact our profitability, causing a reduction in the value of your investment.

Corn-based ethanol may compete with cellulose-based ethanol in the future, which could make it more difficult for us to produce ethanol on a cost-effective basis.

Most ethanol is currently produced from corn and other raw grains, such as milo or sorghum, especially in the Midwest. However, the current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste, and energy crops. Large companies, such as Iogen Corporation, Abengoa, Royal Dutch Shell Group, Goldman Sachs Group, Dupont and Archer Daniels Midland have all indicated that they are interested in research and development in this area. In addition, Xethanol Corporation has stated plans to convert a six million gallon per year plant in Blairstown, Iowa to implement cellulose-based ethanol technologies after 2007. Furthermore, the Department of Energy and the President have recently announced support for the development of cellulose-based ethanol, including a $385 million Department of Energy program for pilot plants producing cellulose-based ethanol.

This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn, and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas which are unable to grow corn. Additionally, the enzymes used to produce cellulose-based ethanol have recently become less expensive. Although current technology is not sufficiently efficient to be competitive on a large scale, a report by the U.S. Department of Energy entitled “Outlook for Biomass Ethanol Production and Demand” indicates that new conversion technologies may be developed in the future. If an efficient method of collecting cellulose-based biomass for ethanol production and producing ethanol from cellulose-based biomass is developed, we may not be able to compete effectively. It may not be cost-effective to convert the ethanol plant we are proposing into a plant which will use cellulose-based biomass to produce ethanol. If we are unable to produce ethanol as cost-effectively as cellulose-based producers, our ability to generate revenue will be negatively impacted.

Competition from ethanol imported from Caribbean Basin countries may be a less expensive alternative to our ethanol, which would cause us to lose market share.

A portion of the ethanol produced or processed in certain countries in Central America and the Caribbean region is eligible for tariff reduction or elimination upon importation to the United States under a program known as the Caribbean Basin Initiative. Large ethanol producers, such as Cargill, have expressed interest in building dehydration plants in participating Caribbean Basin countries, such as El Salvador, which would convert ethanol into fuel-grade ethanol for shipment to the United States. Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol. Competition from ethanol imported from Caribbean Basin countries may affect our ability to sell our ethanol profitably.

Competition from ethanol imported from Brazil may be a less expensive alternative to our ethanol, which would cause us to lose market share.

Brazil is currently the world’s largest producer and exporter of ethanol. In Brazil, ethanol is produced primarily from sugarcane, which is also used to produce food-grade sugar. According to the RFA’s Ethanol Industry Outlook 2006, Brazil produced approximately 4.2 billion gallons of ethanol in 2005. Ethanol imported from Brazil may be a less expensive alternative to domestically produced ethanol, which is primarily made from corn. Tariffs presently protecting United States ethanol producers may be reduced or eliminated. Competition from ethanol imported from Brazil may affect our ability to sell our ethanol profitably.

Risks Related to Regulation and Governmental Action

A change in government policies unfavorable to ethanol may cause demand for ethanol to decline.

Growth and demand for ethanol may be driven primarily by federal and state government policies, such as state laws banning MTBE and the national renewable fuels standard. The continuation of these policies is uncertain, which means that demand for ethanol may decline if these policies change or are discontinued. A decline in the demand for ethanol is likely to cause lower ethanol prices which in turn will negatively affect our results of operations, financial condition and cash flows.

Loss of or ineligibility for favorable tax benefits for ethanol production could hinder our ability to operate at a profit.

The ethanol industry and our business are assisted by various federal ethanol tax incentives, including those included in the Energy Policy Act of 2005. The provision of the Energy Policy Act of 2005 likely to have the greatest impact on the ethanol industry is the creation of a 7.5 billion gallon Renewable Fuels Standard (RFS). The RFS will begin at 4 billion gallons in 2006, 4.7 billion gallons in 2007, increasing to 7.5 billion gallons by 2012. The RFS helps support a market for ethanol that might disappear without this incentive. The elimination or reduction of tax incentives to the ethanol industry could reduce the market for ethanol, which could reduce prices and our revenues by making it more costly or difficult for us to produce and sell ethanol. If the federal tax incentives are eliminated or sharply curtailed, we believe that a decreased demand for ethanol will result.

Another important provision involves an expansion in the definition of who qualifies as a small ethanol producer. Historically, small ethanol producers were allowed a 10-cents per gallon production income tax credit on up to 15 million gallons of production annually. The size of the plant eligible for the tax credit was limited to 30 million gallons. Under the Energy Policy Act of 2005 the size limitation on the production capacity for small ethanol producers increased from 30 million to 60 million gallons. Because we intend to build a plant with the capacity to annually produce 100-million gallons of ethanol, we do not expect to qualify for this tax credit which could hinder our ability to compete with other plants who will receive the tax credit.

A change in environmental regulations or violations thereof could result in the devaluation of our common stock and a reduction in the value of your investment.

We will be subject to extensive air, water and other environmental regulations and we will need to obtain a number of environmental permits to construct and operate the plant. In addition, it is likely that our debt financing will be contingent on our ability to obtain the various environmental permits that we will require.

Before we can begin construction of our plant, we must obtain numerous regulatory approvals and permits. While we anticipate receiving these approvals and permits, there is no assurance that these requirements can be satisfied in a timely manner or at all. If for any reason any of these permits are not granted, construction costs for the plant may increase, or the plant may not be constructed at all.

Additionally, environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, even if we have the proper permits at the present time, we may be required to invest or spend considerable resources to comply with future environmental regulations or new or modified interpretations of those regulations, which may reduce our profitability.

Volatility in gasoline selling price and production cost may reduce our gross margins.

Ethanol is utilized both as a fuel additive to reduce vehicle emissions and as an octane enhancer to improve the octane rating of gasoline with which it is blended.  Therefore, the supply and demand for gasoline impacts the price of ethanol and our business and future results of operations may be materially adversely affected if gasoline demand or price decreases.

Consumer resistance to the use of ethanol based on the belief that ethanol is expensive, adds to air pollution, harms engines and takes more energy to produce than it contributes may affect the demand for ethanol.

Certain individuals believe that use of ethanol will have a negative impact on retail prices of gasoline. Many also believe that ethanol adds to air pollution and harms car and truck engines. Still other consumers believe that the process of producing ethanol actually uses more fossil energy, such as oil and natural gas, than the amount of ethanol that is produced. These consumer beliefs could potentially be wide-spread. If consumers choose not to buy ethanol, it would affect the demand for the ethanol we produce, which could lower demand for our product and negatively affect our profitability.

The above risk factors should be considered carefully in addition to the other information in this prospectus and information incorporated herein by reference before purchasing the securities offered hereby. Except in the historical information contained herein or incorporated herein by reference, the discussion in this prospectus or incorporated by reference into this prospectus contains certain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus and incorporated by reference herein should be read as being applicable to all related forward-looking statements wherever they appear in or are incorporated herein by reference into this prospectus. Our actual results could differ materially from those discussed here or incorporated herein by reference. Factors that could cause or contribute to such differences include those discussed above, as well as those discussed elsewhere herein or incorporated herein by reference.

Forward-Looking Statements

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Such forward-looking statements include statements regarding, among other things, (a) our expectations about product development activities, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this Prospectus generally. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may not occur. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

The information contained in this Prospectus, as well as in our SEC filings, identifies important factors that could adversely affect actual results and performance. Prospective investors are urged to carefully consider such factors.

All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statements.

Use of Proceeds

This Prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. The selling stockholders will receive all of the proceeds from the sale of the common stock offered by this prospectus. The selling stockholders will pay any underwriting discounts, commissions and expenses incurred by the selling stockholders for brokerage, accounting or tax services or any other expenses incurred by the selling stockholders in disposing of the shares of common stock. We will receive no proceeds from the sale of shares of common stock in this offering.

The Abengoa Warrants entitle the selling stockholders to purchase over a period of sixty-six (66) months 2,853,262 shares of our common stock. Each warrant is exercisable at a price of $0.85 per share during the first six (6) months to forty-two (42) months of issuance or $1.13 per share in the second forty-three (43) to sixty-six (66) months following the issuance. The Energenics Warrants entitle the selling stockholders to purchase over a period of sixty-six (66) months 685,871 shares of our common stock at an exercise price of $0.972 per share during the period of six (6) months to sixty-six (66) months subsequent to issuance. The 2007 Warrants entitle the selling stockholders to purchase over a period of sixty-six months (66) months 1,530,827 shares of common stock at an exercise price of approximately $0.62 per share during the period of six (6) months to sixty-six (66) months subsequent to issuance. We will receive the proceeds of any exercise of the warrants. All such proceeds will be used for working capital and general corporate purposes.

Selling Shareholders

The following table sets forth the number of shares owned by each of the selling shareholders who acquired their shares as a result of the private placements completed on December 16, 2005, November 22, 2006, July 20, 2007 and August 20, 2007. With the exception of Energenics, a current customer for additive, none of the selling shareholders has had a material business relationship with us during the past three years. No estimate can be given as to the amount of our common stock that will be held by the selling shareholders after the completion of this offering because the selling shareholders may offer all or some of our common stock. There currently are no agreements, arrangements or understandings with respect to the sale of any of our common stock by the selling shareholders. The shares offered by this prospectus may be offered from time to time by the selling shareholders named below. This prospectus also covers any additional shares of common stock which may become issuable in connection with shares sold by reason of a stock dividend, stock split, recapitalization or other similar transaction affected without us receiving any cash or other value, which results in an increase in the number of our outstanding shares of common stock.

Name of Selling Shareholder	Number of Shares Beneficially Owned	% of Outstanding Shares*	Total Shares Beneficially Registered for Sale
Abengoa Bioenergy R&D, Inc.	9,273,102	11.05%	9,273,102
Energenics Holdings Pte Ltd	2,057,613	2.45%	2,057,613
Avendis	925,733	1.10%	925,733
Preben Warga	30,857	*	30,857
Thierry Defforey	1,234,350	1.47%	1,234,350
Gottardo Bank	3,537,500	4.22%	3,537,500
Gaia Resource	925,733	1.10%	925,733
Alda Services	375,000	*	375,000
Bink Banc	625,000	*	625,000

Total Shares:	18,984,888	22.62%	18,984,888

* Less than 1%.

Plan of Distribution

We are registering 13,914,928 shares of common stock and 5,069,960 shares of our common stock issuable upon the exercise of warrants to permit the resale of these shares of our common stock by the selling stockholders from time to time after the date of this prospectus. We are registering the common stock to fulfill our obligations under the purchase agreements with the selling stockholders. The registration of the common stock does not necessarily mean that any of the shares will be offered or sold by the selling stockholders under this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock, including the reasonable fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act, may apply to sales of our common stock and activities of the selling stockholders.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

We are permitted to suspend the use of this prospectus in connection with sales of the shares of our common stock offered under this prospectus by holders during periods of time under certain circumstances relating to pending corporate developments and public filings with the SEC and similar events.

Legal Matters

Arnold & Porter LLP will opine upon the validity of the shares of common stock and certain other legal matters in connection with this offering.

Experts

The consolidated financial statements of O2Diesel Corporation appearing in O2Diesel Corporation’s Annual Report (Form 10-KSB) for the year ended December 31, 2006 incorporated by reference in this Prospectus and Registration Statement have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), included therein. Such consolidated financial statements are included therein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of O2Diesel Corporation for the year ended December 31, 2005 and for the period October 14, 2000 (inception) through December 31, 2005, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements), also incorporated herein by reference, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Notice Relating to this Prospectus

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by the Company or the selling shareholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this Prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

Where You Can Find More Information

The Company has filed this Registration Statement with the SEC. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Some information is omitted from this Prospectus in accordance with the rules of the SEC and you should refer to the Registration Statement and its exhibits for additional information. You may also find information about us at our website: www.o2diesel.com. The contents of our website are not part of this Registration Statement and our Internet address is included in this document as an inactive textual reference only. Our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, Current Reports on Form 8-K, any amendments to those reports filed by us with the SEC pursuant to Sections 13(a) and 15(d) of the Exchange Act, are accessible free of charge through our website as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 107 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public on the SEC’s Internet web site at http://www.sec.gov.

You should rely only on the information contained in this Prospectus. Neither the Company nor the selling shareholder has authorized anyone to provide you with any information that is different from that contained in this Prospectus. The information contained in this Prospectus is accurate as of the date of this Prospectus. You should not assume that there have been no changes in the affairs of the Company since the date of this Prospectus or that the information in this Prospectus is correct as of any time after the date of this Prospectus, regardless of the time that this Prospectus is delivered or any sale of the common stock offered by this Prospectus is made. This Prospectus is not an offer to sell or a solicitation of an offer to buy the shares covered by this Prospectus in any jurisdiction where the offer or solicitation is unlawful.

Incorporation of Certain Documents by Reference

The SEC allows us to “incorporate by reference” the information that we file with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

1.	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed on March 27, 2007.

2.	The Company’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2007, filed with the SEC on May 15, 2007, and June 30, 2007, filed with the SEC on August 14, 2007.

3.
The Company’s Current Report on Form 8-K or Form 8-K/A filed with the SEC on January 18, 2007, February 20, 2007, March 15, 2007, June 18, 2007, July 6, 2007, July 9, 2007, July 19, 2007, July 20, 2007, August 3, 2007, August 3, 2007 and August 21, 2007, August 31, 2007, September 18, 2007 and September 24, 2007.

4.
The description of the Company’s Common Stock incorporated in the Company’s Registration Statement on Form SB-2 filed with the SEC on June 30, 2000, Form 8-A filed with the SEC on June 23, 2004, and all amendments or reports filed for the purpose of updating such description.

We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the termination of the offering to which this prospectus relates.

You may request a copy of any of these filings, at no cost, by writing or calling us at the following address:

O2Diesel Corporation
100 Commerce Drive, Suite 301
Newark, Delaware 19713
(302) 266-6000